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                                   EXHIBIT 1


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                                  NEWS RELEASE

August 26, 1997                                    Direct Inquiries to:
                                                   Stephen Brown, Secretary
                                                   Crown NorthCorp, Inc.
                                                   614/488-1169


                   CROWN NORTHCORP ANNOUNCES PLANS TO ACQUIRE
                               AMI CAPITAL, INC.

        COLUMBUS, OHIO--CROWN NORTHCORP (ASET-NASDAQ)--Crown NorthCorp, Inc. and ULLICO, Inc., have signed a letter of intent for Crown to acquire AMI Capital, Inc., a ULLICO subsidiary based in Bethesda, Maryland. AMI originates and services multifamily mortgage loans, primarily for Fannie Mae's Delegated Underwriting and Servicing program. Crown would acquire all of the stock of AMI in exchange for cash, debt and Crown stock. A ULLICO representative would become a member of Crown's Board of Directors. The transaction is subject to final approval of a definitive agreement by the boards of Crown and ULLICO, certain regulatory approvals and other matters.

        In making the joint announcement, Ronald E. Roark, Chairman and Chief Executive Officer of Crown, said "The acquisition of AMI will be an important step in the implementation of Crown's business plan to establish Crown as a vertically integrated specialty financial services firm. AMI's market presence and reputation will significantly enhance Crown's mortgage origination capability as well as the company's loan servicing and mortgage securitization businesses." Michael R. Steed, Executive Vice President of ULLICO, noted "We are excited about the opportunities this transaction presents. We look forward to working with Crown to help it become a provider of comprehensive loan origination and other services to the commercial real estate industry."

Crown operates through its Columbus, Ohio headquarters and five other offices in the United States and Europe. In addition to its Bethesda headquarters, AMI has an office in Florida.

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http://www.crownnorthcorp.com